EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30
	2017	2016

Earnings from continuing operations before income taxes	$224	$242
Less: Equity earnings	(33)	(29)
Add: Total fixed charges deducted from earnings	148	139
Dividends received from equity investees	24	23

Earnings available for payment of fixed charges	$363	$375

Fixed charges

Interest expense	$146	$136
Portion of operating lease rental deemed to be interest	2	3

Total fixed charges deducted from earnings and fixed charges	$148	$139

Ratio of earnings to fixed charges	2.5	2.7